UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION FOR APPROVAL OF BUSINESS OPERATION PLANS FOR THE FISCAL YEAR ENDING MARCH 31, 2014

On March 1, 2013, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, announced that they have submitted their business operation plans for the fiscal year ending March 31, 2014 (collectively, the “Plans”) to the Minister for Internal Affairs and Communications of Japan for approval. Attached hereto are the English translations of the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012, which was prepared on the basis of accounting principles generally accepted in the United States.

The earnings projections of the registrant and its subsidiaries included in the press releases and the Plans contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	General Manager Investor Relations Office

Date: March 1, 2013

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2013

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2014

Nippon Telegraph and Telephone Corporation (“NTT”) today submitted its business operation plan for the fiscal year ending March 31, 2014 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

Due to, among other things, the widespread use of the Internet, the information and communications services network and service environment are experiencing a dramatic evolution. Moreover, as the conditions for realizing a ubiquitous network society fall into place, expectations are ever increasing for this technology to contribute to greater efficiencies in socio-economic activities and bring greater convenience to the daily lives of individuals.

With the rapid progress of broadband services, the competitive environment in the information and communications services market has intensified due to numerous factors including service area expansion and price competition, enhancements in fiber-optic access, resulting from increased sophistication of wireless broadband, the diversification and advancement of technologies and services and the deployment of Wi-Fi access points. The market is also undergoing dramatic changes and development due to the demand for a more reliable communications infrastructure following the Great East Japan Earthquake, and the establishment of various new businesses that utilize networks.

To help ensure that universal services are maintained amid this evolving information and communications environment, NTT intends to provide all necessary advice, coordination, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). It will also endeavor to promote research and development in information communications technology, which serves as a foundation for telecommunications, in order to respond to society’s demands for the development of a ubiquitous Internet society.

In addition, pursuant to NTT Group’s “Towards the Next Stage” strategy announced last fall, NTT will serve as a “valued partner” that customers continue to select, and create a variety of simple, convenient, safe and secure services and business opportunities that are suitable for customers’ needs. To achieve this, NTT will establish open and seamless usage environments enabling the deployment of a variety of services using the broadband networks of various market players and actively promote alliances with these market players while ensuring fair competitive conditions under the framework of existing laws. In addition to these efforts, NTT will also work to raise corporate value by establishing new business models and constructively managing its group companies for the development of NTT Group as a whole.

Based on these fundamental concepts in the management of business operations for the fiscal year ending March 31, 2014, NTT will aim to improve the management efficiency of NTT Group operations, including those of the regional companies, and develop new businesses to promote information and telecommunications, including improving the competitiveness of its network services. NTT will seek to ensure the stable development of its operations in the future, and to return the fruits of these efforts to customers, shareholders and the community at large by creating services responsive to globalization and strengthening its research and development to develop a disaster-resistant network based on the experience gained from the Great East Japan Earthquake.

1

Based on the above, under the business operation plan for the fiscal year ending March 31, 2014, NTT will manage its business by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the business environment.

1. Advice, coordination, and other assistance

For the regional companies, NTT will exercise appropriate shareholder rights and provide all necessary advice, coordination and other assistance to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for material procurement.

NTT will support the efforts of each of the NTT Group companies, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of human resources that will form the core of NTT Group.

2. Promotion of basic research and development

In order to create diverse services that are more convenient and can be used securely and safely, as well as to create business opportunities, NTT Group will work to harmoniously coordinate network platform technologies, technologies that provide a basis for new services and applications, as well as advanced and basic technologies in general. Through these efforts, NTT Group will focus its efforts on higher value-added research and development, as well as continue to be actively involved in expansion and standardization activities, such as participating in research and development activities in collaboration with other research and development institutions and in technology exchanges both in Japan and abroad.

To ensure the continuous execution of these basic research and development efforts, NTT will seek to further increase research efficiency with costs being borne by the regional companies and other NTT Group companies on an ongoing basis, who will in turn utilize the results of such efforts.

2

Specifically, priority will be given to the following areas in NTT’s research and development activities:

(1) Infrastructure-related research and development

NTT Group will promote the creation of a convergence network that creates open and seamless usage environments; increase network capacity and consolidate its networks to meet increases in the number of users and communication traffic, market its devices through server virtualization, and share its network technologies with its peers. NTT Group will also pursue research and development that contributes to the creation of disaster-resistant networks and the lowering of operational costs. Further, in order to reduce its burden on the environment, NTT Group will promote research and development directed towards decreasing energy consumption, such as making network systems more energy efficient, decreasing the number of devices, and improving capacity to withstand power outages.

(2) User-related research and development

With a view towards creating advanced services that enrich the lives of and provide comfort to customers, NTT Group will promote research and development in technologies that integrate telecommunications and computer technology, such as media processing, lifestyle support, and global cloud networks. Specifically, NTT Group will promote research and development in content distribution technology that provides information with greater realism and convenience depending on the user and the user’s location, lifestyle support technology that provides information to help and encourage people in their activities in an easy-to-understand manner, cloud platform technology for real-time dispersion processing of, and virtual unified management of, large-scale information, user interface technology enabling users of all types to easily receive services, and security-related technology, such as a SIEM (Security Information and Event Management) platforms, to ensure safety in information and telecommunications.

3

(3) Research and development in basic technologies

NTT is committed to securing a leadership position in basic technologies research that will support the future of information and telecommunications in Japan and contribute to its innovative improvement and development. To fulfill these commitments, NTT will pursue research and development activities that will contribute to realizing a photonic network enabling ultra high-speed, ultra high-volume petabit-level communications, for an age in which massive volumes of digital information circulate through networks. Specifically, this will include research in areas such as: ultra high-density wavelength division multiplexing and other optical communications technologies; optical packet router technologies to further enhance transmission capacity and fundamentally reduce energy consumption; optical component technologies, including optical amplification, optical wavelength multiplexers and demultiplexers, and optoelectronic fusion devices; quantum information processing technologies and nanodevice technologies, which serve as the foundation of innovative networks and have the potential to greatly surpass the existing optical and electronic technologies; communication sciences such as human science, which explore new possibilities in communications; and cutting-edge cryptographic theory. These will be combined with research on innovative new principles and new concepts for the next generation.

The following table presents an overview of the capital investment plan for the above-mentioned activities.

4

Capital Investment Plan for the

Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Investment required
1. R&D facilities	26
2. Other facilities	3
Total	29

5

Attachment 1

Revenues and Expenses Plan for

the Fiscal Year Ending March 31, 2014

	(Billions of yen	)

Item	Amount
Revenues
Operating revenues	433	*
Non-operating revenues	36
Total revenues	469
Expenses
Operating expenses	149
Non-operating expenses	39
Total expenses	188
Recurring profit	281

Note: * This includes Revenues from basic R&D of 114 billion yen and Revenues from Group management and other sources of 19 billion yen.

6

Attachment 2

Sources and Applications of Funds Plan for

the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Amount
Sources:
Operational:	434
Operating revenues	398
Non-operating revenues	36
Financial:	608
Long-term loans and bonds	254
Other financial income	354
Estimated consumption tax receipts	8
Balance brought forward from previous fiscal year	15
Total	1,065
Applications:
Operational:	151
Operating expenses	115
Non-operating expenses	36
Financial:	647
Capital investments	29
Other financial expenses	618
Account settlement expenses	155
Provisional consumption tax payments	5
Balance carried forward to following fiscal year	107
Total	1,065

7

March 1, 2013 Nippon Telegraph and Telephone Corporation (“NTT”)

Summary of Business Operation Plan for the Fiscal Year Ending March 31, 2014

1. Basic Philosophy of the Business Operation Plan for the Fiscal Year Ending March 31, 2014

- Pursuant to NTT Group’s “Towards the Next Stage” strategy announced in November 2012, NTT will serve as a “valued partner” that customers continue to select, and create a variety of simple, convenient, safe and secure services and business opportunities that are suitable for customers’ needs. NTT will also work to raise corporate value by establishing new business models and constructively managing its group companies for the development of NTT Group as a whole.

- In the fiscal year ending March 31, 2014, NTT will aim to improve the management efficiency of NTT Group operations, including those of Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, and develop new businesses to promote information and telecommunications. NTT will also improve the competitiveness of its network services and promote research and development directed towards the creation of advanced global services.

2. Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Amount
Total revenues	469	(3	)*
Operating revenues	433	0	*
Revenues from basic R&D	114	(7	)*
Revenues from commissioned research	8	2	*
Revenues from transfer of research results and other sources	5	0	*
Revenues from Group management and other sources	19	0	*
Dividends received	287	5	*
Non-operating revenues	36	(3	)*
Total expenses	188	(9	)*
Operating expenses	149	(5	)*
Non-operating expenses	39	(4	)*
Recurring profit	281	6	*

*	Change from the forecast for the fiscal year ending March 31, 2013

3. Capital Investment Plan for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Investment required
1. R&D facilities	26	(3	)*
2. Other facilities	3	(1	)*
Total	29	(4	)*

*	Change from the forecast for the fiscal year ending March 31, 2013

4. Sources and Applications of Funds Plan for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Amount
Sources:	1,065
Long-term loans and bonds*	254
Applications:	1,065
Long-term loans and bonds*	354

*	Partial listing only

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2013

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2014

Nippon Telegraph and Telephone East Corporation (“NTT East”) today submitted its business operation plan for the fiscal year ending March 31, 2014 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-2997

Information and communications services have become an essential part of the infrastructure of socio-economic activity. It is expected to make the daily life of individuals more convenient as well as revitalize communities, while also improving the efficiency of corporate activities, creating new businesses and enhancing industry-wide international competitiveness.

The information and communications market is growing due to expanding Internet usage in conjunction with an increasing shift to IP and broadband services. The market is undergoing structural changes beyond the existing framework, including fixed-mobile convergence, cloud computing and smart TV development, penetration of high-speed wireless and Wi-Fi compatible devices, such as smartphones and tablet devices, and wide spread use of applications that enable free calls and message communications. Regional telecommunications markets are also changing dramatically, with intensifying competition in broadband access service facilities and services centered around the shift to fiber-optic access services, the expansion of other new services that leverage various wireless devices which in turn leads to diversified usage by customers, and increasing non-conventional needs due to the expansion of the volume of data communications.

Amidst such a difficult and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East will continue to provide high-quality, stable universal services, work to develop a disaster-resistant information and communications network and ensure the reliability as a part of social infrastructure through activities such as prompt restoration of services in times of large-scale natural disasters and other calamities, all while striving to ensure that it strictly abides by the requirements of fair competition and seeking to secure a stable and solid foundation for its business, as well as conforming to laws, regulations and social norms. Furthermore, NTT East will contribute towards the further enrichment and sustained development of society by enhancing the broadband and ubiquitous environment and expanding fiber-optic access through the provision of services and products that leverage the advantages of the next-generation network (“NGN”), as well as the provision of price menus that are customer-friendly and for a longer term, and by using information communication technology (“ICT”) to solve various economic and social issues facing Japan, such as the low birthrate and aging population, and achieving a low-carbon society.

With regard to the management of business operations for the fiscal year ending March 31, 2014, in the face of an unpredictable economic recovery, despite an expectation of overcoming issues related to appreciation of the yen and deflation, and the uncertain business environment, NTT East will continue to expand fiber optic access, and will expand and achieve an even more advanced broadband network environment with the NGN based on the basic concepts described above. This includes the creation of new use scenarios for ICT that are closely connected to daily domestic life and community activities, the enhancement of the ICT environment by expanding Wi-Fi areas, and the provision of services that make daily living more convenient by providing devices that are easy to use for customers. NTT East will offer an even wider range of services for IP telephony and video services, including maintenance and support services on this network infrastructure. As “an accessible, all-round ICT company,” NTT East will at the same time provide a variety of services designed to provide customers and local communities with a sense of security, safety and convenience by developing and providing customers with high value-added and user-friendly services, including services newly created in collaboration with companies in diverse industries. Meanwhile, NTT East will further improve customer services, while taking steps to ensure steady business growth into the future by further increasing operating efficiency and building a stable and enhanced management base. NTT East will strive to return the results of these measures to customers, the local community and, through the holding company, to the shareholders.

NTT East will conduct its business management in the fiscal year ending March 31, 2014 on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed to respond to changes in the business environment.

1. Voice transmission services

(1) Telephone subscriptions

NTT East will respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscriptions is projected to total approximately 11.10 million by the end of the fiscal year ending March 31, 2014.

Item	Planned number (subscriptions)
Additional installations	(1.17 million	)
Relocations	1.73 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT East will continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phones
Anshin (relief)	500
Meiryo (clearness)	100

(3) Public telephones

NTT East will continue to meet the minimum requirements for providing a public means of communications and review public telephones which are currently in low use. NTT East will also strive to improve convenience by, among other things, disclosing the installation locations of public telephones in order to promote increased usage of public telephones and to prepare for emergencies, including disasters.

Item	Planned number (units)
Public telephones	(7,000)

(4) Integrated digital communications services

The numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to total approximately 1,500,000 and 18,000, respectively, by the close of the fiscal year ending March 31, 2014.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(202,000)
INS-Net 1500 subscriber lines	(3,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT East will endeavor to expand its fiber-optic access services by targeting services unique to fiber-optic technologies, such as Hikari Denwa and video services, and will endeavor to provide a wide range of other services.

Item	Planned number (contracts)
FLET’S Hikari	0.50 million

3. Leased circuit services

The subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 122,000 and 75,000, respectively, by the close of the fiscal year ending March 31, 2014.

Item	Planned number (circuits)
Conventional leased circuits	(6,000)
High-speed digital transmission circuits	(4,000)

4. Telegraph services

NTT East will conduct maintenance of its systems in order to promote the enhancement of services and operational efficiency in its telegraph services.

5. Improvements and advances in telecommunications facilities

(1) Optical access network

NTT East will promote the efficient shift to the use of fiber–optics in the access network to respond to, among other things, the demands for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	2.3

(Coverage rate at the end of the fiscal year ending March 31, 2014 is expected to be 94%*.)

*	The percentage of wiring points (feeder points) that are shifted to fiber-optics.

(2) Telecommunications network

In its telecommunications network, NTT East will upgrade network services and improve network efficiency, among other things, while working to expand its coverage area for the NGN and continuing its efforts to meet demand for broadband services.

(3) Disaster prevention measures

NTT East will take necessary response measures in case of disasters. These will include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, measures to secure lines for emergency communications, measures to strengthen the organizational structure for crisis management and the restoration of systems in the event of large-scale disasters, and support for distributing information after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant over-ground passage spaces, and enhance the appearance of the urban landscape, NTT East will work, in coordination with the national and local governments and with other companies, to install transmission cables underground.

(5) Facility maintenance

NTT East will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading its communications facilities.

6. Promotion of research and development activities

In order to further stabilize and strengthen its management base and to provide better communication services to its customers, NTT East will continue to promote research and development in network systems and access systems, which aim to advance the NGN and other telecommunications networks. In addition, in order to offer customers more choices while providing a range of safe and convenient services through telecommunications networks, NTT East will also conduct research and development in such areas as communications terminals of various types, information-distribution platforms, and in new market development including, among other things, value-added businesses utilizing telecommunications networks.

The following tables present an overview of the business plans for the above principal services and capital investment plans.

Table 1 – Principal Services Plan for the Fiscal Year Ending March 31, 2014

Table 2 – Capital Investment Plan for the Fiscal Year Ending March 31, 2014

Attachment 1 (Reference) – Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2014

Attachment 2 (Reference) – Sources and Applications of Funds Plan for the Fiscal Year Ending March 31, 2014

<Reference> – Revisions to Business Results Forecasts for the Fiscal Year Ending March 31, 2013 (the Fourteenth Term)

<Reference> – Business Operation Plan for the Fiscal Year Ending March 31, 2014

Please note that the information in this Business Operation Plan is current as of the release date and may therefore differ from information current as of today.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2014

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(1.17 million) subscriptions
Relocations	1.73 million subscriptions
Social welfare telephones (Silver Phones)	700 units
Public telephones	(7,000) units
Integrated digital communications services
INS-Net 64 subscriber lines	(202,000) circuits
INS-Net 1500 subscriber lines	(3,000) circuits
Data transmission services
FLET’S Hikari	0.50 million contracts
Leased circuit services
Conventional leased circuits	(6,000) circuits
High-speed digital transmission circuits	(4,000) circuits

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Investment required
1. Expansion and improvement of services	326	*
(1) Voice transmission	145
(2) Data transmission	25
(3) Leased circuits	155
(4) Telegraph	1
2. Research and development facilities	3
3. Common facilities and others	21
Total	350

*	This figure includes approximately 150 billion yen to be invested in the fiber-optic access network.

Attachment 1

(Reference)

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Amount
Revenues
Operating revenues	1,783
Voice transmission	709
Data transmission	256
Leased circuits	507
Telegraph	15
Others	296
Non-operating revenues	45
Total revenues	1,828
Expenses
Operating expenses	1,718
Operating costs	1,285
Tax and dues	72
Depreciation	361
Non-operating expenses	30
Total expenses	1,748
Recurring profit	80

Attachment 2

(Reference)

Sources and Applications of Funds Plan

for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Amount
Sources:
Operational:	1,960
Operating revenues	1,915
Non-operating revenues	45
Financial:	118
Proceeds from issuance of long-term loans and bonds	118
Other financial income	0
Estimated consumption tax receipts	89
Balance brought forward from previous fiscal year	108
Total	2,275
Applications:
Operational:	1,521
Operating expenses	1,497
Non-operating expenses	24
Financial:	523
Capital investments	350
Other financial expenses	173
Account settlement expenses	44
Provisional consumption tax payments	77
Balance carried forward to following fiscal year	110
Total	2,275

<Reference>

Revisions to Business Results Forecasts for the Fiscal Year Ending March 31, 2013 (the Fourteenth Term)

NTT East will revise its business results forecasts for the Fiscal Year Ending March 31, 2013 (the Fourteenth Term), which were announced on November 8, 2012 (second quarter earnings announcement for the fiscal year ending March 31, 2013) as follows.

	(Billions of yen)

	Before revision	After revision	Change
Operating revenues	1,858	1,833	(25)
Operating income	65	65	—
Recurring profit	85	88	3
Net income	50	50	—

Business Operation Plan for the Fiscal Year Ending March 31, 2014

March 1, 2013

Nippon Telegraph and Telephone East Corporation (“NTT East”)

The forward-looking statements and projected figures concerning the future performance of NTT East, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

* “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Basic Concepts for the Business Operation Plan for the Fiscal Year Ending March 31, 2014

NTT East will contribute towards the further enrichment and sustained development of society by enhancing the broadband and ubiquitous environment and expanding fiber-optic access through the provision of services and products that leverage the advantages of the next-generation network (“NGN”), as well as the provision of price menus that are customer-friendly and for a longer term.

NTT East will continue to expand fiber optic access, and will expand and achieve an even more advanced broadband network environment. NTT East will also offer an even wider range of services for IP telephony and video services, including maintenance and support services, and will develop and provide customers with high value-added and user-friendly services.

NTT East will further improve customer services, while taking steps to ensure steady business growth into the future, by further increasing operating efficiency and building a stable and enhanced management base. NTT East will return the results of these measures to customers, the local community and, through the holding company, to the shareholders.

1

Service Plan, FLET’S Hikari ARPU and Capital Investment Plan

Service Plan (net increase) (10,000 subscriptions)

Item FY2012 revised FY2013 plan

forecast Change Change from previous

fiscal year

FLET’S Hikari 40 (25) 50 +10

Fixed-line telephone

(150) 0 (140) +10

(Telephone subscription + ISDN)

Note: One INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

FLET’S Hikari ARPU (yen)

Item FY2012 revised FY2013 plan Change from previous

forecast Change fiscal year

FLET’S Hikari ARPU 5,840 +40 5,700 (140)

Basic charges 4,150 +40 3,910 (240)

Additional services 1,690 0 1,790 +100

Capital Investment Plan (Billions of yen)

Item FY2012 revised FY2013 plan Change from previous

forecast Change fiscal year

Capital investment 390.0 0.0 350.0 (40.0)

Revenues and Expenses Plan

(Billions of yen)

FY2012 revised FY2013 plan

forecast Change from previous

Change fiscal year

Operating revenues 1,833.0 (25.0) 1,783.0 (50.0)

Voice + IP-related revenues 1,440.0 (17.0) 1,390.0 (50.0)

Voice transmission services 579.0 0.0 512.0 (67.0)

revenues

IP-related revenues 861.0 (17.0) 878.0 + 17.0

Other (leased circuit, 393.0 (8.0) 393.0 0.0

commissioned, etc.)

Operating expenses 1,768.0 (25.0) 1,718.0 (50.0)

Personnel expenses 110.0 (1.0) 108.0 (2.0)

General expenses 1,163.0 (24.0) 1,135.0 (28.0)

Depreciation expenses, etc. 495.0 0.0 475.0 (20.0)

Operating income 65.0 0.0 65.0 0.0

Other income (expenses) 23.0 +3.0 15.0 (8.0)

Recurring profit 88.0 +3.0 80.0 (8.0)

3

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2013

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2014

Nippon Telegraph and Telephone West Corporation (“NTT West”) today submitted its business operation plan for the fiscal year ending March 31, 2014 to the Minister for Internal Affairs and Communications for approval.

For further information, please contact:

Business Management Unit,

Corporate Strategy Planning Department

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3371

Information and communications services are expected to make significant contributions to invigorating and increasing the efficiency of social and economic activities and to improving lifestyle convenience. Accordingly, the government and the private sector are working in partnership to achieve the development of a ubiquitous broadband network society in which there is advance usage of information communication technology (“ICT”). Moreover, the information and telecommunications market is undergoing a structural change through the shift to broadband and globalization, and the spread of smartphones, tablets and other devices. The market is catering to increasingly sophisticated and diversified needs by, among other things, expanding platform services and cloud services. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, and the introduction of new services caused by the use of a diverse range of wireless devices. This is due in part to an increase in competition not only between the providers of fiber-optic access services and cable television-based broadband services but also between the various services made available by faster mobile connections.

Within this challenging and dramatically changing business environment, NTT West is striving to promote the smooth migration to optical, IP-based networks and enhance the fiber-optic access network that is the backbone of broadband services, as well as continue to provide high-quality, stable universal services. NTT West also aims to contribute to the development of fair telecommunications markets and promote applied research and development to ensure the reliability and public utilization of telecommunications services. While ensuring fair terms of competition within the current legal framework, NTT West will also aim to realize a broadband and ubiquitous network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” “in comfort, safety and with peace of mind,” by offering an open next-generation network (“NGN”) that utilizes the unique characteristics of fiber-optics and by expanding its Wi-Fi platform. At the same time, NTT West will endeavor to contribute to the development of an information distribution society and enrich people’s lifestyles by expanding the use of fiber-optic services, including the provision of various lower-rate plans that match each customer’s patterns of usage, and a variety of other services.

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2014. In its broadband services, NTT West will be providing a more comfortable, safer and more secure NGN. In addition, NTT West will be providing customers with exciting opportunities by, among other things, collaborating with other players to create new services, offering video distribution services and Hikari Denwa services that make use of fiber-optic access lines. NTT West will also maintain its community-oriented sales activities so that it is able to respond to customers’ opinions and requests in an appropriate and timely manner, improving both the range and quality of services and contributing to the development of local communities. In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will contribute to the creation of safe and secure societies by seeking to ensure the stable provision of its broadband access, Hikari Denwa and other services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, responding vigorously to restore service in times of disaster, and bringing all of its group resources to bear on the activities and services that will earn the continued trust of its customers. Although the business environment is harsh, NTT West will continue to improve the efficiency of its operations so as to maintain profitability.

NTT West will work to further achieve fair competition through its compliance efforts and lay the foundations for the stable development of its business into the future by proactively working on facilitating connectivity and ensure the openness of its networks, actively promoting human resource development, expanding into new business areas in coordination with its group companies, and making a positive contribution to reducing its burden on the environment. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through the holding company, the shareholders.

NTT West foresees difficult financial conditions in the fiscal year ending March 31, 2014, but will respond flexibly to the changing business environment by placing priority on the following items, as called for in the concepts and strategies outlined above.

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1. Voice transmission services

(1) Telephone subscriptions

NTT West will respond promptly to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 11.72 million subscriptions by the close of the fiscal year ending March 31, 2014.

Item	Planned number (subscriptions)
Additional installations	(1.05) million
Relocations	1.60 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT West will continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phone
Anshin (Relief)	5,000
Meiryo (Clearness)	0

(3) Public telephones

NTT West will continue to maintain public telephone facilities to ensure public safety and meet the minimum requirements for providing a public means of communications. At the same time, NTT West will review underused public telephones, and will also strive to provide social welfare services by continuing the maintenance of wheelchair-accessible public telephone booths.

Item	Planned number (units)
Public telephones	(10,000)

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(4) Integrated digital communications services

The total numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to be approximately 1.503 million and 10,000, respectively, by the close of the fiscal year ending March 31, 2014.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(185,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT West will endeavor to expand its fiber-optic access services and provide a wider range of services.

Item	Planned number (contracts)
FLET’S Hikari	0.50 million

3. Leased circuit services

The subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 121,000 and 67,000, respectively, by the close of the fiscal year ending March 31, 2014.

Item	Planned number (circuits)
Conventional leased circuits	(7,000)
High-speed digital transmission circuits	(3,000)

4. Telegraph services

NTT West will conduct maintenance of its systems in order to promote the enhancement of services and operational efficiency in its telegraph services.

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5. Improvement and advances in telecommunications facilities

(1) Optical access networks

NTT West will actively promote the shift to the use of fiber-optics in the access network to meet, among other things, the increasing demands for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	1.2

(Coverage rate at the end of the fiscal year ending March 31, 2014 is expected to be 92%.)

(2) Telecommunications network

In its telecommunications network, NTT West will upgrade network services and improve network economy and efficiency, among other things, while working to meet demand for broadband services.

(3) Disaster prevention measures

NTT West will take necessary response measures in case of disasters. These will include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, measures to secure lines for emergency communications, measures to strengthen the organizational structure for crisis management and the restoration of systems in the event of large-scale disasters, and support for distributing information after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant over-ground passage spaces, and enhance the appearance of the urban landscape, NTT West will work in coordination with the national and local governments and with other companies in installing transmission cables underground.

(5) Facility maintenance

NTT West will conduct necessary cable maintenance and replacement to provide stable and high-quality services and ensure quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT West will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

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6. Promotion of research and development activities

NTT West will promote experimental and research measures and policies for technical areas by focusing on the following four points, in order to create new services that are responsive to the diversified needs of its customers and to develop an economical and eco-friendly network.

(1)	Review of optical Wi-Fi mobile technology for realizing a seamless link between mobile and fixed broadband connections and service enhancement.

(2)	Review of the cloud mutual platform that utilizes network virtualization technology and large-scale data utilization technology, and early launch of applications, that utilize platform technologies, and that contribute to the revitalization of communities.

(3)	Review of technologies for providing safe and secure networks and platforms.

(4)	Realization of large-scale data transfers that are economical and eco-friendly, review of mobile integration through the application of mobile architecture and review of next-generation network technologies that enable advanced and simplified operation services.

The following tables present an overview of the business plan for the above principal services and capital investment plans.

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Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2014

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(1.05 million) subscriptions
Relocations	1.60 million subscriptions
Social welfare telephones (Silver Phone)	5,100 units
Public telephones	(10,000) units
Integrated digital communications services
INS-Net 64	(185,000) circuits
INS-Net 1500	(1,000) circuits
Data transmission services
FLET’S Hikari	500,000 contracts
Leased circuit services
Conventional leased circuits	(7,000) circuits
High-speed digital transmission circuits	(3,000) circuits

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Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Investment required
1. Expansion and improvement of services	321	*
(1) Voice transmission	162
(2) Data transmission	20
(3) Leased circuits	138
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	17
Total	340

*	This figure includes approximately 125 billion yen to be invested in the fiber-optic access network.

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Attachment 1

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Amount
Revenues
Operating revenues	1,595
Voice transmission	688
Data transmission	188
Leased circuits	439
Telegraph	16
Others	264
Non-operating revenues	39
Total	1,634
Expenses
Operating expenses	1,575
Operating costs	1,185
Taxes and dues	67
Depreciation	323
Non-operating expenses	31
Total	1,606
Recurring profit	28

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Attachment 2

Sources and Application of Funds Plan for the Fiscal Year Ending March 31, 2014

(Billions of yen)

Item	Amount
Sources:
Operational:	1,931
Operating revenues	1,892
Non-operating revenues	39
Financial:	162
Proceeds from issuance of long-term loans and bonds	132
Other financial income	30
Estimated consumption tax receipts	80
Balance brought forward from previous fiscal year	110
Total	2,283
Applications:
Operational:	1,549
Operating expenses	1,524
Non-operating expenses	25
Financial:	522
Capital investments	340
Other financial expenses	182
Account settlement expenses	32
Provisional consumption tax payments	70
Balance carried forward to following fiscal year	110
Total	2,283

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<Reference>

Revisions to business results forecasts for the fiscal year ending March 31, 2013

NTT West will revise its business results forecasts for the Fiscal Year Ending March 31, 2013 (the Fourteenth Term) as follows.

<Forecasts for the period under review>	(Billions of yen)

	Before revision	After revision	Change
Operating revenues	1,645	1,632	(13)
Operating expenses	1,605	1,614	+9
Operating income	40	18	(22)
Recurring profit	50	26	(24)
Net income	40	23	(17)

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Business Operation Plan for the Fiscal Year Ending March 31, 2014

March 1, 2013

Nippon Telegraph and Telephone West Corporation (“NTT West”)

The forward-looking statements and projected figures concerning the future performance of NTT West, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT West, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

* “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Copyright© 2013 Nippon Telegraph and Telephone West Corporation 1

Main Points of Business Operation Plan for the Fiscal Year Ending March 31, 2014

NTT West will aim to realize a broadband and ubiquitous network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” “in comfort, safety and with peace of mind,” by offering an open next-generation network (“NGN”) that utilizes the unique characteristics of fiber-optics and by expanding its Wi-Fi platform. At the same time, NTT West will endeavor to contribute to the development of an information distribution society and enrich people’s lifestyles by expanding the use of fiber-optic services, including the provision of various lower-rate plans that match each customer’s patterns of usage, and a variety of other services.

NTT West will contribute to the creation of safe and secure societies by seeking to ensure the stable provision of broadband access, Hikari Denwa and other services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, responding vigorously to restore service in times of disaster, and bringing all of its group resources to bear on the activities and services that will earn the continued trust of its customers.

Although the business environment is harsh, NTT West will continue to improve the efficiency of its operations so as to maintain profitability. NTT West will actively seek to make a positive contribution to reducing its burden on the environment and work to lay the foundations for the stable development of its business into the future. As its policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through the holding company, the shareholders.

Copyright© 2013 Nippon Telegraph and Telephone West Corporation 2

Service Plan and Capital Investment Plan

■ Service Plan (net increase)

Item	Unit	① FY2012 revised forecast	Change	② FY2013 plan	Change ②-①
FLET'S Hikari	10,000 subscriptions	40	(25)	50	+10
Fixed-line telephone	10,000 subscribers	(140)	+5	(125)	+15
Telephone subscription	10,000 subscribers	(120)	+7	(105)	+15
ISDN	10,000 subscribers	(20)	(2)	(20)	0

■ Capital Investment Plan

Item	Unit	① FY2012 revised forecast	Change	② FY2013 plan	Change ②-①
Capital Investment	Billions of yen	360.0	0.0	340.0	(20.0)
Investment in conversion to fiber-optic access network (partial listing only)	Billions of yen	Approx. 130.0	0.0	Approx. 125.0	(5.0)

Copyright© 2013 Nippon Telegraph and Telephone West Corporation 3

Service Plan and Capital Investment Plan

Service Plan (net increase)

Item Unit FY2012 revised FY2013 plan

forecast

Change Change

FLET’S Hikari 10,000 40 (25) 50 +10

subscriptions

Fixed-line telephone 10,000 (140) +5 (125) +15

subscribers

Telephone

subscribers 10,000 (120) +7 (105) +15

subscription

ISDN 10,000 (20) (2) (20) 0

subscribers

Note: Figures for ISDN subscriber lines represent the combined total for INS-Net 64 and INS-Net 1500 (one INS-Net 1500 subscription is calculated as ten

INS-Net 64 subscriptions).

Capital Investment Plan

Item Unit FY2012 revised FY2013 plan

forecast

Change Change

Capital Investment Billions yen of 360.0 0.0 340.0 (20.0)

Investment in conversion to Billions of Approx. Approx.

fiber-optic access network yen 0.0 (5.0)

(partial listing only) 130.0 125.0

Copyright© 2013 Nippon Telegraph and Telephone West Corporation

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Revenues and Expenses Plan

(Billions of yen)

Item	① FY2012 revised forecast	Change	② FY2013 plan	Change ②-①
Operating revenues	1,632.0	(13.0)	1,595.0	(37.0)
IP services revenues	661.0	(9.0)	687.0	+26.0
Existing services revenues	823.0	0.0	752.0	(71.0)
Voice transmission services revenues (partial listing only)	581.0	0.0	521.0	(60.0)
Supplementary businesses revenues	148.0	(4.0)	156.0	+8.0
Operating expenses	1,614.0	+9.0	1,575.0	(39.0)
Personnel expenses	109.0	0.0	105.0	(4.0)
General expenses	1,049.0	+4.0	1,035.0	(14.0)
Capital charges	389.0	+5.0	368.0	(21.0)
Tax and public dues	67.0	0.0	67.0	0.0
Operating income	18.0	(22.0)	20.0	+2.0
Recurring profit	26.0	(24.0)	28.0	+2.0

Copyright© 2013 Nippon Telegraph and Telephone West Corporation
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Revenues and Expenses Plan

(Billions of yen)

Item FY2012 revised FY2013 plan

forecast

Change Change

Operating revenues 1,632.0 (13.0) 1,595.0 (37.0)

IP services revenues 661.0 (9.0) 687.0 +26.0

Existing services revenues 823.0 0.0 752.0 (71.0)

Voice transmission services 581.0 0.0 521.0 (60.0)

revenues (partial listing only)

Supplementary businesses 148.0 (4.0) 156.0 +8.0

revenues

Operating expenses 1,614.0 +9.0 1,575.0 (39.0)

Personnel expenses 109.0 0.0 105.0 (4.0)

General expenses 1,049.0 +4.0 1,035.0 (14.0)

Capital charges 389.0 +5.0 368.0 (21.0)

Tax and public dues 67.0 0.0 67.0 0.0

Operating income 18.0 (22.0) 20.0 +2.0

Recurring profit 26.0 (24.0) 28.0 +2.0

Copyright© 2013 Nippon Telegraph and Telephone West Corporation 4

Towards Sustained Growth

Despite facing a difficult environment where revenues continue to decrease,

NTT West aims to achieve sustained growth by working to establish a stable revenue base and more efficient business operations.

“Establish a stable revenue base”

Reached 9 million subscriptions to fiber-optic service at an early stage

Two-pronged efficient sales promotion – directly operated channels and external channels

Business model conversions by promoting alliances

Strengthen business operation structures

Promote cloud businesses

“More efficient business operations”

Promote the centralization of operations and bases

Thorough reductions in capital investments and expenses

Copyright© 2013 Nippon Telegraph and Telephone West Corporation 5